UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADVENTRX Pharmaceuticals, Inc.

File No. 1-32157 - CF#26664

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ADVENTRX Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 11, 2011.

Based on representations by ADVENTRX Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 11, 2017
Exhibit 10.1	through April 11, 2013
Exhibit 10.2	through April 11, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel